Mail Stop 3561

July 18, 2005

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

>   **Re: RMD Technologies, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-SB**
>   **File No. 0-51109**
>   **Filed on July 5, 2005**

Dear Mr. Galliher:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

   1. We have received hard copies of your marked amendment. However, it appears that you did not file a marked version of your amendment and your response letter on EDGAR. Accordingly, we reissue comment 1 in our letter dated April 22, 2005.

Management's Discussion and Analysis of Financial Condition…, page 13

Results of Operations, page 13

Year Ended May 31, 2004 Compared to Year Ended May 31, 2003, page 13

   2. We reviewed your response to comment 6 in our letter dated April 22, 2005. It appears that there was no change in presentation in the amendment. The prior

comment is therefore repeated. The sales and recycling amounts included in your discussion of revenues do not agree with the financial statements. Please revise or advise.

3. You disclose that average price per pound collected decreased from $0.44 per pound to $0.37 per pound from the year ended May 31, 2003 to the year ended May 31, 2004. Please revise to explain why there was a decrease and if the decrease represents a trend in price per pound. Please also revise to include a similar disclosure in your nine months ended February 28, 2005 compared to the nine months ended February 28, 2004 results of operations discussions. Refer to Item 303 of Regulation S-B.

Recent Sales of Unregistered Securities, page 26

4. We reviewed your response to comment 11 in our letter dated April 22, 2005. You issued 15,000,000 shares of common stock to two employees, Pat Galliher and Suzanne Galliher, and an affiliate, John Fleming, for services rendered. These services were valued at par value, $0.001 per share or $15,000. As it appears there were no contemporaneous transactions in your securities at par value your valuation at par is not appropriate. Valuing these transactions at par value due to limited trading activity is not in accordance with GAAP. In the absence of contemporaneous transactions in your securities or a third party valuation of the securities issued, we assume that the fair value of the services provided is more readily determinable than the value of the securities issued. Please revise. Please tell us how your revised value was determined.

Financial Statements for Nine Months Ended February 28, 2005 and 2004

Statements of Operations, page 34

5. There are no costs of sales for the three and nine months ended February 28, 2004. We would expect cost of sales balances given that your year end May 31, 2004 cost of sales totaled $12,767. Please revise or advise. Please also consider revisions necessary given the cost of sales classification comment below.

Notes to Financial Statements, page 36

Note 3. Notes and Contracts Payable, page 36

6. In regard to your capital leases, please revise to disclose the gross amount of assets recorded under capital leases as of the date of each balance sheet presented and the future minimum lease payments as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. Refer to paragraph 16 of SFAS 13.

7. Please tell us how the interest rates for the capital leases were computed.

Financial Statements for Fiscal Years Ended May 31, 2004 and 2003

Statements of Operations, page 40

8. We reviewed your responses to comments 16, 17 and 19 in our letter dated April 22, 2005. Costs of sales should include an allocable portion of rent, depreciation, labor, gas, truck parts, maintenance, etc. associated with providing your services and selling your products. In this regard we note on page 14 you disclose that transportation expenses totaled $59,202 for the year ended May 31, 2004 and that there was an increase in fuel costs in the year ended May 31, 2004. Given the nature of your business we assume a substantial portion of the transportation and fuel expenses would be classified as cost of sales. Based on review of Note 1, it appears that all $12,767 of the year ended May 31, 2004 cost of sales total related to the sale of tangible goods. Cost of sales should include costs of providing your services as well. Please revise the statement of operations to add a cost of sales line item that includes costs of providing your services. This line item should be separate from the current cost of sales line item related specifically to the costs of selling tangible goods. Revise Note 1 to disclose the specific nature of costs classified as cost of sales including the revised costs classified as cost of sales related to your services.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu,

Attorney-Advisor, at (202) 551-3240, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian Faulkner, Esq.
       27127 Calle Arroyo, Suite 1923
       San Juan Capistrano, California 92675
       Via Fax: (949) 240-1362